

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2012

Arunkumar Rajapandy
Chief Executive Officer
Credex Corporation
848 Rainbow Blvd, #2096
Las Vegas, Nevada 89107

      Re: **Credex Corporation**
                    Item 4.01 Form 8-K
                    Filed April 16, 2012
                    Item 4.01 Form 8-K
                    Filed May 1, 2012
                    File No. 000-54142

Dear Mr. Rajapandy:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Benjamin Phippen

                        Benjamin Phippen
                        Staff Accountant